SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                    ----------------------------------------
                                (Name of issuer)


                          Common Stock, par value $.01
                         ------------------------------
                         (title of class of securities)


                                   37935Y 20 6
                                 --------------
                                 (CUSIP number)


                         Edward J. DeMarco, Jr., Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                  215-994-1102
            ---------------------------------------------------------
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)


                                January 31, 1998
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 37935 Y 20 6     |        13D         |                   Page 2 of 5
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Randolph Cherkas,  Social Security Number ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)      [   ]
                                                   (b)      [   ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS                      OO (see Items 3. and 4.)
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                          [   ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION:            United States of America
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                          |7       SOLE VOTING POWER
                          |             433,387
NUMBER OF SHARES          |----------------------------------------------------
BENEFICIALLY OWNED        |8       SHARED VOTING POWER
BY EACH REPORTING         |                0
PERSON WITH               |----------------------------------------------------
                          |9       SOLE DISPOSITIVE POWER
                          |             433,387
                          |----------------------------------------------------
                          |10      SHARED DISPOSITIVE POWER
                          |                0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 433,387
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                 [   ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 8.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON     IN
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                                      (2)

CUSIP No. 37935 Y 20 6                                              Page 3 of 6

Item 1. Security and Issuer

     Common Stock, par value $.01 per share (the "Shares"), of Global Telecommunication Solutions, Inc., a Delaware corporation (the "Issuer"), 5697 Rising Sun Avenue, Philadelphia, Pennsylvania 19120.

Item 2. Identity and Background

         a) Name: Randolph Cherkas.

         b) Business Address: 5697 Rising Sun Avenue, Philadelphia, Pennsylvania 19120,

         c) Present Principal Occupation: Chief Operating Officer, Global Telecommunication Solutions, Inc.

         d) Criminal Proceedings During Past Five Years: None.

         e) Civil Proceeding and/or Judgment, Decree or Final Order Relative to Federal and State Securities Laws During Past Five Years: None.

         f) Citizenship: United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The Shares described herein were distributed to the Reporting Person by the Issuer in connection with, and as partial consideration for, the Reporting Persons' ownership interest in Networks Around the World, Inc., a New Jersey corporation ("Networks"), which was acquired by the Issuer pursuant to that certain Merger and Reorganization Agreement dated as of January 31, 1998 (the "Merger Agreement").

Item 4. Purpose of Transaction

     As discussed in Item 3 of this Schedule 13D, the Shares were issued to the Reporting Person by the Issuer in connection with the merger of Networks with and into Networks Acquisition Corp., a New Jersey corporation and a wholly-owned subsidiary of the Issuer ("Networks Acquisition"), resulting in Networks Acquisition being the surviving corporation. In connection with this Merger, the Reporting Person will also become a director of the Issuer.

     The Reporting Person is now holding the Shares for investment purposes. The Reporting Person may acquire additional shares of Common Stock of the Issuer or dispose of shares (subject to that certain Stockholder Lock-up Letter Agreement described in Item 6 below),


                                      (3)

CUSIP No. 37935 Y 20 6                                              Page 4 of 6


based upon his investment decisions. Other than as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in:

          (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) any material change in the present capitalization or dividend policy of the Issuer;

          (e) any other material change in the Issuer's business or corporate structure;

          (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

          (i)  any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

          (a) The Reporting Person hereby reports beneficial ownership of 433,837 shares of Common Stock of the Issuer. The shares of Common Stock held by the Reporting Person represent 8.5% of the outstanding shares of Common Stock of the Issuer (this assumes that there are 5,074,850 shares of Common Stock of the Issuer outstanding, as is reported in the Company's most recent quarterly report on Form 10-Q).


                                      (4)

CUSIP No. 37935 Y 20 6                                              Page 5 of 6


          (b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph
               (a).

          (c) Other than as described herein, the Reporting Person has effected no transactions in shares of Common Stock of the Issuer during the past sixty days or within sixty days of the date of this
               Schedule 13D.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is subject to a Stockholder Lock-up Letter Agreement dated as of January 31, 1998 pursuant to which the Reporting Person is prohibited from selling any Shares covered by this Schedule 13D until the twelve month anniversary of the Closing Date as defined in the Merger Agreement and from selling more than 25% of the Shares covered by this Schedule 13D in any calendar quarter for the period one year thereafter.

Item 7. Material to be Filed as Exhibits.

     7.1 Merger and Reorganization Agreement dated as of January 31, 1998.

     7.2 Stockholder Lock-up Letter Agreement dated as of January 31, 1998.


                                      (5)

CUSIP No. 37935 Y 20 6                                              Page 6 of 6


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 31, 1998                     /s/ Randolph Cherkas
                                            -----------------------------------
                                                Randolph Cherkas


                                      (6)